UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F       X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No          X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

July 15, 2005 - Toronto

Peace Arch Announces Proposed Private Placement of Up to US $2 Million

TORONTO, ONT. - Peace Arch Entertainment Group Inc. (AMEX and TSX: “PAE”) today announced that it has entered into negotiations to issue on an arm’s length private placement basis up to 4,347,827 Preference Share Units of the Company for US $2,000,000 at a subscription price of US $0.46 per Unit, each Unit consisting of one convertible preference share and one preferred share purchase warrant. The Units will separate at Closing. Each preference share will carry a 10% cumulative annual dividend and will be convertible at any time into one common share of the Company on a one for one basis, subject to customary adjustments, for no additional consideration. Each warrant will be exercisable into one preference share of the Company at an exercise price of US$0.50 per share for a period of 48 months from Closing, which preference share will carry a 10% cumulative annual dividend and will be convertible at any time into one common share of the Company on a one for one basis, subject to customary adjustments, for no additional consideration.

As the transaction on a non-diluted basis under TSX rules represents the issuance of approximately 41.5% which is more than 25% of the outstanding shares of the Company on a non-diluted basis, the Company is required to obtain shareholder approval of the transaction, which the Company intends to seek in writing from holders of more than 50% of the outstanding shares.  The Company will be relying on exemption 604(d) of the TSX Company Manual in lieu of calling a special meeting which permits security holder approval to be obtained in writing, provided that written evidence that holders of more than 50% of the voting securities of the Company are familiar with the terms of the proposed transaction and are in favour of it, as well as issuing a press release a minimum of ten (10) business days before the close of transaction.

The Company has agreed to call a Special Meeting of Shareholders to amend the Company’s articles to provide voting rights to the holders of the Company’s preference shares.  In the interim, Mr. Gary Howsam, CEO of the Company, has agreed to enter into a voting trust agreement with the placees whereby the placees will have the right to vote up to 4,347,827 common shares beneficially owned by Mr. Howsam until articles of amendment are filed attaching voting rights to the preference shares.  The voting trust agreement will take affect the date of closing of the private placement.

Closing of the transaction remains subject to regulatory approval as well as the settlement of Closing Documents.  It is anticipated that Closing will occur on or about July 29, 2005.

The net proceeds of the Offering will be used by the Company to fund working capital requirements and for general corporate purposes.

Peace Arch Entertainment Group Inc. (www.peacearch.com), one of Canada’s foremost entertainment companies, creates, develops, produces and distributes proprietary feature film and television programming for worldwide markets.  Peace Arch Entertainment Group Inc. and its subsidiaries have offices in Toronto, Vancouver, Los Angeles and London, England.

This press release includes statements that may constitute forward-looking statements, usually containing the words “believe”, “estimate”, ”project”, “expect”, or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company’s products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company’s periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Contacts:

Nicole Spracklin Peace Arch Entertainment Group Inc. Tel: (416) 487-0377 (ext. 237) nspracklin@peacearch.com	Robert Rinderman or Karin Oloffson Jaffoni & Collins Incorporated Tel: (212) 835-8500 PAE@jcir.com # # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	July 15, 2005	By	“Mara Di Pasquale”
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be “filed” for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.